Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of FirstMerit Corporation for the registration of common stock, preferred stock, depositary shares, warrants to purchase common stock or preferred stock, senior and subordinated debt securities, and units that include any of these securities and to the incorporation by reference therein of our reports dated February 24, 2012, with respect to the consolidated financial statements of FirstMerit Corporation and the effectiveness of internal control over financial reporting of FirstMerit Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2011, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Akron, Ohio

November 16, 2012